Exhibit 12

Edgewell Personal Care Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Fiscal Year
	2015	2014	2013	2012	2011
(Loss) earnings from continuing operations before income taxes	$(458.7)	$145.8	$205.4	$164.7	$63.0

Additions:
Interest expense	98.8	119.0	126.6	123.3	121.9
Deferred financing (recorded in SG&A)	—	—	—	—	0.5
Estimated portion of rental expense attributable to interest	1.0	1.2	1.2	1.3	1.2
Total fixed charges	$99.8	$120.2	$127.8	$124.6	$123.6
(Loss) earnings from continuing operations before income taxes plus fixed charges	$(358.9)	$266.0	$333.2	$289.3	$186.6
Ratio of earnings to fixed charges (1)	(3.6)	2.2	2.6	2.3	1.5

(1)
In fiscal 2015, earnings were not sufficient to cover fixed charges, primarily due to additional expenses incurred as a result of the separation of the Household Products business, as well as non-cash impairment charges.